SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 16
to
SCHEDULE 13D

Under the Securities Exchange Act of 1934

WESTELL TECHNOLOGIES, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01
Class B Common Stock, par value $0.01[1]/

(Title of Class of Securities)

957541-10-5 (Number for Class A Common Stock)[2]/

(CUSIP Number)

Robert W. Foskett

Melvin J. Simon & Associates, Ltd.
1111 Burlington Avenue, Suite 108 A

Lisle, IL 60532

630-541-6282

(Name, address and telephone number of person authorized to receive notices and communications)

April 30, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

________________________

[1]/ Although not registered under Section 12 of the Securities Exchange Act of 1934, as amended, Class B Common Stock automatically converts into Class A Common Stock upon any transfer except transfers to permitted transferees.

[2]/ Since the Class B Common Stock is not listed on any exchange, it does not have a CUSIP number.

SCHEDULE 13D

CUSIP No. 957541-10-5

1.		NAME OF REPORTING PERSON

Robert C. Penny III

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A)	☒
(B)	☐

3.		SEC USE ONLY

4.	SOURCE OF FUNDS:	OO

5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e). ☐

6.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES	7.	SOLE VOTING POWER

35,000 shares of Class A Common Stock

BENEFICIALLY	8.	SHARED VOTING POWER

OWNED BY		12,951,511 shares of Class B Common Stock

EACH	9.	SOLE DISPOSITIVE POWER

REPORTING		35,000 shares of Class A Common Stock

PERSON	10.	SHARED DISPOSITIVE POWER

WITH		12,951,511 shares of Class B Common Stock

11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,000 shares of Class A Common Stock
12,951,511 shares of Class B Common Stock

12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
Not applicable.

13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Shares of Class A Common Stock reported in Row 11 represent less than 1% of the outstanding Class A
Common Stock of the Issuer.

Shares of Class B Common Stock reported in Row 11 represent 50.8% of the total voting power of the
Issuer (Class A Common Stock and Class B Common Stock).

14.	TYPE OF REPORTING PERSON:	IN

SCHEDULE 13D

CUSIP No. 957541-10-5

1.		NAME OF REPORTING PERSON

Robert W. Foskett

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A)	☒
(B)	☐

3.		SEC USE ONLY

4.	SOURCE OF FUNDS:	OO

5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e). ☐

6.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES	7.	SOLE VOTING POWER

70,000 shares of Class A Common Stock
985,639 shares of Class B Common Stock

BENEFICIALLY	8.	SHARED VOTING POWER

OWNED BY		12,951,511 shares of Class B Common Stock

EACH	9.	SOLE DISPOSITIVE POWER

REPORTING		70,000 shares of Class A Common Stock
985,639 shares of Class B Common Stock

PERSON	10.	SHARED DISPOSITIVE POWER

WITH		12,951,511 shares of Class B Common Stock

11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

70,000 shares of Class A Common Stock
13,937,150 shares of Class B Common Stock

12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
Not applicable.

13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Shares of Class A Common Stock reported in Row 11 represent less than 1% of the outstanding Class A
Common Stock of the Issuer.

Shares of Class B Common Stock reported in Row 11 represent 54.7% of the total voting power of the
Issuer (Class A Common Stock and Class B Common Stock).

14.	TYPE OF REPORTING PERSON:	IN

SCHEDULE 13D

CUSIP No. 957541-10-5

1.		NAME OF REPORTING PERSON

Patrick J. McDonough, Jr.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A)	☒
(B)	☐

3.		SEC USE ONLY

4.	SOURCE OF FUNDS:	OO

5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e). ☐

6.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES	7.	SOLE VOTING POWER

135 shares of Class A Common Stock

BENEFICIALLY	8.	SHARED VOTING POWER

OWNED BY		12,951,511 shares of Class B Common Stock

EACH	9.	SOLE DISPOSITIVE POWER

REPORTING		135 shares of Class A Common Stock

PERSON	10.	SHARED DISPOSITIVE POWER

WITH		12,951,511 shares of Class B Common Stock

11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

135 shares of Class A Common Stock
12,951,511 shares of Class B Common Stock

12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
Not applicable.

13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Shares of Class A Common Stock reported in Row 11 represent less than 1% of the outstanding Class A
Common Stock of the Issuer.

Shares of Class B Common Stock reported in Row 11 represent 50.8% of the total voting power of the
Issuer (Class A Common Stock and Class B Common Stock).

14.	TYPE OF REPORTING PERSON:	IN

SCHEDULE 13D

Item 1. SECURITY AND ISSUER

This Amendment No. 16 on Schedule 13D (this “Amendment”) relates to shares of Class A Common Stock, par value $0.01, and Class B Common Stock, par value $0.01, of Westell Technologies, Inc. (the “Issuer”). Shares of the Class B Common Stock have four votes per share and, upon transfer, automatically convert into Class A Common Stock (one vote per share) unless transferred to certain family members of Robert C. Penny III (“Mr. Penny”), Gary F. Seamans or Melvin J. Simon (“Mr. Simon”).

This Statement is being filed by Mr. Penny, Robert W. Foskett (“Mr. Foskett”) and Patrick J. McDonough, Jr. (“Mr. McDonough” and, together with Mr. Penny and Mr. Foskett, the “Reporting Persons”) as a result of (i) Mr. McDonough being added as a co-trustee of the Voting Trust formed pursuant to the Voting Trust Agreement dated February 23, 1994, among Mr. Penny, Mr. Simon and certain members of the Penny family and the Simon family (as amended, the “Voting Trust”) and (ii) the term of the Voting Trust being extended to May 1, 2018. Mr. Penny and Mr. Foskett are the other co-trustees of the Voting Trust. The Issuer’s principal executive offices are located at 750 North Commons Drive, Aurora, Illinois 60504.

Item 2. IDENTITY AND BACKGROUND

This Statement is being filed on behalf of the Reporting Persons.

(a)-(c) The address of the principal business office of each of the Reporting Persons isMelJ. Simon & Associates Ltd, 1111 Burlington Avenue, Suite 108 A, Lisle, IL 60532. . Mr. Penny has served as a director of the Issuer since September 1998, and is the managing partner of P.F. Management Co., a private investment company, and the owner of Eastwood Land & Cattle, a private business. Mr. Foskett has also served as a director of the Issuer since September 2009, and is the Managing Partner and a member of the Investment Committee of Table Mountain Capital LLC, a private investment company. Mr. McDonough is a managing member of BJP Investments, a private investment company located in Lisle, IL.

(d)-(e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is a citizen of the United States.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares of Class A Common Stock beneficially owned by the Reporting Persons reflect shares acquired through equity incentive grants from the Issuer (Messrs. Penny and Foskett serve on the Board of Directors of the Issuer) and open market purchases. The shares of Class B Common Stock beneficially owned by the Reporting Persons and held by the Voting Trust have been held by the Voting Trust since prior to the time of the Issuer’s initial public offering.

Item 4. PURPOSE OF TRANSACTION

The Reporting Persons intend to review on a continuing basis their investment in the Issuer. Depending on their review and evaluation of the business and prospects of the Issuer and the price level of the shares, or such other factors as they may deem relevant, the Reporting Persons may acquire additional shares; may sell all or any part of their shares pursuant to Rule 144, in privately negotiated transactions or in sales registered or exempt from registration under the Securities Act of 1933; may transfer shares as gifts, without consideration or for estate planning purposes; or may engage in any combination of the foregoing. Subject to applicable law, the Reporting Persons may enter into derivative transactions, hedging transactions or alternative structures with respect to the shares. Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice. Any alternative that the Reporting Persons may pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the shares, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors

As a result of the Reporting Persons’ ongoing review and evaluation of the business of the Issuer, the Reporting Persons may communicate with other members of the Board of Directors, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board of Directors to create stockholder value.

Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	Robert C. Penny III: 35,000 shares of Class A Common (less than 1%[1] of the outstanding Class A Common Stock) and 12,951,511[2] shares of Class B Common Stock (50.8%[3] of the total voting power of the Issuer (Class A Common Stock and Class B Common Stock)).

Robert W. Foskett: 70,000 shares of Class A Common Stock (less than 1%1 of the outstanding Class A Common Stock) and 13,937,1502, 4 shares of Class B Common Stock (54.7%3 of the total voting power of the Issuer (Class A Common Stock and Class B Common Stock)).

Patrick J. McDonough, Jr.: 135 shares of Class A Common Stock (less than 1%1 of the outstanding Class A Common Stock) and 12,951,5112 shares of Class B Common Stock (50.8%3 of the total voting power of the Issuer (Class A Common Stock and Class B Common Stock)).

_____________

(1) The Class A Common Stock percentages were calculated based on 46,256,686 shares of Class A Common Stock issued and outstanding as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 6, 2015.

(2) Messrs. Penny, Foskett and McDonough, as co-trustees of the Voting Trust, have joint voting and dispositive power of all 12,951,511 shares of Class B Common Stock held the Voting Trust. Messrs. Penny, Foskett and McDonough each disclaim beneficial ownership with respect to the shares held in the Voting Trust except to the extent of their respective pecuniary interests therein. Under Rule 13d-3, persons who have the power to vote or dispose of the shares listed above either alone or jointly with others are deemed to be the beneficial owners of such shares. Because the voting and dispositive power of the shares held in the Voting Trust is shared, the same securities are attributed to each of the Reporting Persons.

(3) Shares of the Class B Common Stock have four votes per share and, upon transfer, automatically convert into Class A Common Stock (one vote per share) unless transferred to certain family members of Mr. Penny, Gary F. Seamans or Mr. Simon. The Class B Common Stock percentages were calculated based on 13,937,151 shares of Class B Common Stock issued and outstanding as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 6, 2015.

(4) Includes 985,639 shares held in trust for which Mr. Foskett is trustee and has sole voting power and for which Mr. Foskett disclaims beneficial ownership.

(b)	See facing pages for each Reporting Person.
(c)	No transactions in shares of Class A Common Stock or Class B Common Stock were effected by the Reporting Persons in the past 60 days.
(d)	None
(e)	Not applicable

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons are co-trustees of the Voting Trust, which is being amended by the Third Amendment thereto, dated as of April 30, 2015 (the “Voting Trust Amendment”), and included as Exhibit 1 to this Amendment and incorporated by reference into this Item 6. Mr. McDonough is being added as a co-trustee of the Voting Trust pursuant to the Voting Trust Amendment to serve as a co-trustee along with Messrs. Penny and Foskett, with each of the co-trustees having joint voting and dispositive power of all of the shares held by the Voting Trust but each disclaiming beneficial ownership with respect to the shares held in the Voting Trust except to the extent of their respective pecuniary interests therein. The Voting Trust Amendment also extends the term of the Voting Trust to May 1, 2018.

Except as described in the Schedule 13D as previously amended, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between each Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7 MATERIAL TO BE FILED AS EXHIBITS

Item 7 to the Schedule 13D is amended and supplemented by the following:

Exhibit 1 Third Amendment to Voting Trust Agreement dated April 30, 2015, by and among Messrs. Penny, Foskett and McDonough and certain members of their families.

Exhibit 2 Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2015

/s/ Robert C. Penny III

Robert C. Penny III

/s/ Robert W. Foskett

Robert W. Foskett

/s/ Patrick J. McDonough, Jr.

Patrick J. McDonough, Jr.

Exhibit 1

WESTELL TECHNOLOGIES, INC.

(Formerly known as ELECTRONIC INFORMATION TECHNOLOGIES, INC.)

THIRD AMENDMENT TO VOTING TRUST AGREEMENT

THIS THIRD AMENDMENT TO VOTING TRUST AGREEMENT, originally dated February 23, 1994 and amended by First and Second Amendments, is entered into this 30th day of April, 2015 (as so amended, the “Voting Trust Agreement” by and among the persons signing as holders below (all of these parties being collectively referred to as the “Holders” and individually as a “Holder”); and Robert C. Penny III, individually, and Robert W. Foskett and Patrick J. McDonough, Jr. , individually, as Voting Trustees ( each a “Trustee,” and together, the “Trustees”).

WHEREAS, the parties hereto desire to further amend the Voting Trust Agreement as hereinafter set forth.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, it is agreed as follows:

(A) The last sentence of Article FOURTH paragraph (a) is hereby amended to read as follows:

“Notwithstanding the foregoing, the Trustees shall have the right (acting in accordance with Article FOURTH, paragraph (d)) to dispose of all but not less than all the Shares of any Issuer in any manner and for any consideration solely in connection with a sale or exchange (including by tender offer), of all or substantially all of the shares of such Issuer in a transaction that is not opposed by the board of directors of such Issuer. Except as aforesaid, the Trustees shall not have the power to dispose of any Shares.”

(B) Article FOURTH paragraph (d) is hereby amended to read as follows:

“(d) The approval of any two Trustees shall constitute the approval of the Trustees and the action of any two Trustees shall be constitute action of the Trustees, unless there shall at any time be only one Trustee serving, in which event only the approval or action of that Trustee shall be necessary to constitute approval or action of the Trustees.”

(C) The reference in Article SEVENTH: paragraph (a) to “Trustee” is amended to read “Trustees.”

(D) Article TENTH is amended and restated to read as follows:

“TENTH: Trustees and Changes of Trustees. Commencing April 30, 2015, there shall be three Trustees, who shall be Robert C. Penny III, Robert W. Foskett and Patrick J. McDonough, Jr. Any one or more Trustees may be removed by written approval of Holders whose voting trust certificates represent a majority of the Shares in this Voting Trust, and a successor Trustee may be appointed (subject to his or her agreement to serve) to fill any vacancy recreated by death, resignation or such removal, by written approval of Holders whose voting trust certificates represent a majority of the Shares in this Voting Trust. If there shall be no Trustees serving for a continuous period of 90 days, this Voting Trust shall terminate and be liquidated in accordance with Article TWELFTH paragraph (b) unless Holders whose voting trust certificates represent a majority of the Shares in this Voting Trust all of the Holders agree in writing to extend this Agreement and appoint at least one Trustee.

(E) Paragraph (a) of Article TENTH is amended and restated to read as follows:

“This Agreement shall continue in force initially until May 1, 2018 and shall continue for successive extension terms of a thirty six (36) months unless (1) any one Trustee notifies the other Trustees in writing by January 31, 2018 or the January 31 of any other year that this Agreement is subject to extension that this Agreement shall not be extended or (2) any two Trustees determine in writing at any time to terminate this Agreement, in which case this Agreement shall terminate ten (1) days following such determination.”

This Third Amendment and the Voting Trust Agreement shall be taken as a single agreement. Except as modified hereby, the terms of the Voting Trust Agreement are confirmed in all respects and shall remain in full force and effect. This Third Amendment may be executed in one or more counterparts, which together shall constitute a single instrument. This Third Amendment shall be governed by the laws of the State of Delaware, except as to matters governed by the corporate statute of any other state of incorporation of any Issuer which has Shares on deposit hereunder.

IN WITNESS WHEREOF, the parties have executed this Third Amendment as of the date first above written.

VOTING TRUSTEES:	HOLDERS:

/s/ Robert C. Penny III	Signature pages follow
Robert C. Penny III

/s/ Robert W. Foskett Robert W. Foskett

/s/ Patrick J. McDonough, Jr. Patrick J. McDonough, Jr.

/s/ Robert C. Penny III
Robert C. Penny III

2007 Eastwood Trust

By: /s/ Robert W. Foskett
Robert W. Foskett, Trustee

Trust for Robert C. Penny III under terms of Florence R. Penny Children’s Trust
By: /s/ Robert W. Foskett
Robert W. Foskett, Trustee
Robert C. Penny Trust No. 2 Dated December 30, 1974
By: /s/ Barbara J. Pruitt
Barbara J. Pruitt , Trustee
Makayla Grace Penny Trust DTD 4-29-98
By: /s/ Robert W. Foskett
Robert W. Foskett, Trustee

Emmalah Katelyn Penny Trust DTD 4-29-98

By: /s/ Robert W. Foskett
Robert W. Foskett, Trustee

Robert Clinton Penny IV Trust DTD 4-29-98

By: /s/ Robert W. Foskett
Robert W. Foskett, Trustee

/s/ Barbara J. Pruitt
Barbara J. Pruitt

Trust for Barbara J. McDonough under terms of Florence R. Penny Children’s Trust
By: /s/ Robert C. Penny III
Robert C. Penny III, Trustee
Barbara J. McDonough Trust Dated December 31, 1970

By: /s/ Robert Pruitt Robert Pruitt, Trustee
BJP Investments, L.P.
By: /s/ Barbara J. Pruitt
Barbara J. Pruitt (f/k/a Barbara J. McDonough), as Trustee of the Barbara J. McDonough Trust dated July 17, 1984 as General Partner
/s/ Patrick J. McDonough, Jr. Patrick J. McDonough, Jr.

/s/ Jeannette P. McDonough Jeannette P. McDonough
Trust for Jeanette P. McDonough, Jr. under terms of Florence R. Penny Grandchildren’s Trust

By: /s/ Patrick J. McDonough, Jr.
Patrick J. McDonough, Jr , Trustee
Devon McDonough Trust

By: /s/ Patrick J. McDonough, Jr.
Patrick J. McDonough, Jr, Trustee
Dayton McDonough Trust

By: /s/ Patrick J. McDonough, Jr.
Patrick J. McDonough, Jr, Trustee
Marlene D. Foskett Trust, Dated December 31, 1970
By: /s/ Melvin J. Simon
Melvin J. Simon, Trustee
Trust for Marlene D. Foskett under terms of
Florence R. Penny Children’s Trust

By: /s/ Melvin J. Simon
Melvin J. Simon, Trustee

John F. Foskett Trust Created U/T Marlene D. Foskett
2006 Special Trust

By: /s/ John F. Foskett
John F. Foskett, Trustee

Robert W. Foskett Trust Created U/T Marlene D. Foskett
2006 Special Trust

By: /s/ Robert W. Foskett
Robert W. Foskett, Trustee

Trust for John F. Foskett III under terms of Marlene D. Foskett 1993 Children's Trust

By: /s/ John F. Foskett
John F. Foskett, Trustee
Trust for Robert W. Foskett under terms of Marlene D. Foskett 1993 Children's Trust
By: /s/ Robert W. Foskett
Robert W. Foskett, Trustee

Exhibit 2

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of Westell Technologies, Inc., or any subsequent acquisitions or dispositions of equity securities of Westell Technologies, Inc. by either of the undersigned.

Date: May 5, 2015

/s/ Robert C. Penny III

Robert C. Penny III

/s/ Robert W. Foskett

Robert W. Foskett

/s/ Patrick J. McDonough, Jr.

Patrick J. McDonough, Jr.